Exhibit 99.45

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

10th Floor – 595 Howe Street

Vancouver, British Columbia

Canada V6C 2T5

2.	Date of Material Change

December 31, 2020.

3.	News Release

The news release attached as Schedule “A” was released on December 31, 2020.

4.	Summary of Material Change

The material change is described in the news release attached as Schedule “A”.

5.	Full Description of Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to: Michel Amar, Chief Executive Officer

T: 917-242-6549

E: michelamar@me.com

9.	Date of Report

January 6, 2021.

Schedule “A”

DIGIHOST ANNOUNCES ACQUISITION OF HIGH EFFICIENCY S19 PRO 110TH MINERS

Vancouver, BC –December 31, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to announce the Company’s system upgrade through the acquisition of Antminer S19 Pro 110TH miners. With the most efficient miners currently in the market, each unit utilizing a hash rate of 110TH and a power usage of 3300 watts (34W/TH), Digihost will be integrating and adding 15.4 PH to the Company’s hash rate in the next few weeks. Digihost has acquired 76 PH in additional hash rate from newer and more efficient miners since the start of the year. The Company plans to continue the acquisition of the highest performing miners, further increasing the efficiency of the Company’s operations.

Alec Amar, President of the Company, commented, “Growth and acquisition of novel technologies, coupled with our in-house investment in R&D, continues to show our dedication to increasing value for our shareholders. Timing has never been so important and we plan to double our efforts to continuously acquire top tier miners and keep Digihost’s suite of offerings at the cutting-edge of blockchain technology and cost-efficiency.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward- looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.